

Investment Opportunity FAQ 💵

From Day One, MovementX has been a grassroots organization, focused on catalyzing community. Even in the first year at MX, we posed the question:

"How cool would it be if we could offer ownership opportunities to our PTs?!"

And now is the time we are bringing that aspiration to fruition.

MovementX is planning to open a round of investment to accelerate our growth and reach our potential as an organization. Over the years, we have been contacted by tons of investors, as well as patients and providers who have asked if we are open to investment.

Yet, the number one way we hope to fund our growth (aside by using our own funds) is *not* by going to those who think they can make a quick buck from us by pushing productivity standards and "efficiencies," but by turning to our community and offering our team and supporters the chance to buy in, to further engage, unite, and strengthen our community.

The below FAQ walks you through some questions you might have as you consider whether or not you'd like to invest. As we move forward, more information will become available. For now, check out the FAQs below and reach out if you have further questions!

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Why is MovementX considering opening a round of investment?

- We have a big opportunity to accelerate the pursuit of our mission: to help people move their best, so they can live their best. Raising funds will help ensure we reach our big goal of 100 Thrive in '25 (and well beyond!), and fulfill our vision alongside it.
- As one of our Fundamentals of Finance states, *Growth Drives Impact*. Growing will help us reach more providers, patients, and communities across the nation, helping providers revitalize their careers and patients move and live their best. But remember, this is not growth for growth's sake. Rather: *as we get bigger, we get better*. Quantity and Quality should be a linear relationship.

Why now?

- Over the past 7 years, we have been testing and refining our growth hypotheses. When utilizing funds, we want to have confidence in:
    - How much we are investing in a particular strategy
    - What revenue that brings in return
    - The resulting margin
- Think about it like a clinical mindset:
    - You have an intervention and a hypothesis for the outcome that intervention will create.
    - After you apply that intervention, you measure its success
    - If it worked, you can double down on it; if it didn't you can drop it!
- At this point, we are confident in our growth equations and strategies. Investing more in those strategies will add fuel to the fire and help accelerate our growth. After discussion and vetting with our advisors and mentors, who feel we are extremely well positioned and supportive of the decision, we are ready to move forward.
- Side note: If we raise money *without* strong growth equations, it could result in inefficient and poor use of capital...just like the wrong intervention is not an effective use of time (except for all that you learn from it)!

Why ask our community?

- While most organizations turn solely to professional investors, we think there's no one better to buy into the organization than our own community. It's one of the final ways we are executing on our theme of *catalyzing community* in 2023, and another way we are taking strides towards our vision of 100 Thrive in



'25.

What are MovementX's investment philosophies?

- The Exec Team has established guiding investment philosophies that include three pillars:
    - 1. Enable the growth of a venture backed startup (aka fast!),
    - 2. With the ethos of an employee owned business (aka good),
    - 3. While always being in control of our own destiny (aka never *relying* on investors to sustain our business)
- If you'd like to go deeper on any of these pillars, please reach out to Josh and he is happy to discuss further!
- As with everything at MovementX, we are very intentional with the process, including who we are seeking funds from, how we will use those funds, and what it will do to the culture at MovementX. It's a reflection of our core value: *passion x purpose!*

What would the funds be used for?

- The funds would be directed towards our growth strategies, predominantly focused on bringing in more patients and more providers, as well as better supporting our current community. An example of growth strategies that we have seen great return on thus far, include:
    - Digital Advertisements, for both patients and providers
    - Search Engine Optimization (google is now our top referrer)!
    - Networking memberships, such as BNI
    - Event Sponsorships (especially the *right* ones!)
    - Coaches and Community Builders
    - And so much more!
- Looked at broadly, funds will be directed to 3 main fronts: 1) Current Market Depth and Expansion, 2) New Markets, and 3) Central Marketing Strategy Deployment.

What is the timeline for the investment opportunity?

- Reservations are now open, so you can reserve your spot and make the payment. Once the round is complete, you will be notified and that reservation will actually turn into the investment.
- Once our goal investment is secured, the opportunity will be closed for the time being.



Will there be another opportunity to invest in the future if I don't invest now?
-   Potentially. While nothing is guaranteed, we will likely open up the opportunity again in 2-3 years. However, the earlier you invest in a company, the more stock you will likely receive (assuming we keep growing). As organizations grow and their value increases, the price of the stock increases.

Could providers or others just be granted stock options without buying in?
-   MovementX is considering that route as well, but that decision likely will not be made and implemented until Q4 2024. There are advantages to getting stock earlier that we hope to deliver on here.

What are the terms of the investment?
-   We worked with our Board of Advisors, other mentors in the investment space, and our legal team to craft fair and appropriate terms.
-   We have landed on using a SAFE, or a "Simple Agreement for Future Equity." This will provide a simple structured agreement for our current community to buy in at a fair rate. The agreement will come with advantages to investing at this time rather than in the future.
-   MovementX will be using a $12M valuation cap and 10% discount. More detail will be explained at the investment webinar and you can find the [recording here](#).

Are there any minimums or maximums to how much I can invest?
-   The minimum will be $1,000, which we believe is the lowest amount that gives everyone a worthwhile and meaningful opportunity to invest.
-   Pending the appetite for investment, we might consider a maximum as well to allow everyone who wants the opportunity to invest.
-   Before making any investment decision, we also highly encourage you to consult with your financial advisor.

How exactly would the fundraise work? Where and how would I pay?
-   We will be holding the raise for our community on [WeFunder](#). WeFunder is similar to kickstarter, but for ownership rather than products. In other words, rather than paying $50 to help launch a product and getting a t-shirt or sticker in return, you would pay $50 to help fund a company and receive ownership instead!
-   WeFunder has a great list of [FAQs for investors](#) (aka you!) if you'd like more information. You can also invest in other companies there!



Why haven't I seen more companies raising funds on websites like WeFunder?

- Honestly, it's pretty new! Prior to 2012, investors had to be accredited (aka have a very high net worth or make a lot of money) to invest in startups or other private organizations. They called these individuals 'accredited investors' and the idea was that 'less sophisticated' investors needed to be protected from bad investments. Unfortunately, one negative side effect was that it resulted in limiting opportunities for massive financial gain to only the wealthiest individuals. In 2012, President Obama signed the JOBS Act, which opened up investment opportunities to 'unaccredited' individuals, and crowdfunding has been growing since!
- You can read a brief history of crowdfunding, here.
- All of the above being said, we have extensively researched this option and are confident it is the right step for us at this time.

Will I be able to sell my shares? What happens after I invest?

- Unlike the Public Stock market, you cannot sell shares of private companies at any time. You can read more about your options after you invest, here. We will be raising funds on a Simple Agreement for Future Equity (SAFE), which puts us in the 'convertible note' category and will lead us to the stocks section later on.
- Additionally, MovementX will do its best to 'recapitalize' every 3-5 years, which provides optionality for current shareholders to be bought out and exit.

When will I get my investment back? And how much will I get back?

- As with any investment, there's no promise you will get your money back and anyone who offers a guarantee is simply not being honest about the realities of business.
- That being said, we think we are on a growth trajectory to double your investment in the next 2-3 years, making it one of the most lucrative places you can place your investment dollars.

Are you planning on selling the company?

- Absolutely not! We have always set out to be a 1,000 year company that ushers our industry and the health of society forward.
- Again, it's unfair to make any promises as the future cannot be predicted, but we have no intention of selling at this time, and have never had that intention in the past.



What happens if MovementX tries to raise funds, but ultimately doesn't reach the goal and cannot get any money?
- Well, nothing quite frankly. We wouldn't be able to devote as much funds as we'd like to grow and we wouldn't be able to grow as fast, but we have sufficient funds at this time to continue moving forward.
- This is a direct reflection of the third pillar of our investment strategy, never being reliant on outside funds for sustaining our organization.

Can I also invite friends and family to invest?
- At this time, we hope to keep this opportunity to our internal community and other select individuals who have been particularly supportive over the past 7 years. We are intending to keep the WeFunder raise relatively small (< $124k) to make it simple and quick. Think of it as a pilot for this process. If we see success with it, we anticipate we will open the opportunity again in the coming years and would expand the invitations (and size of the raise) then.

Will MovementX be taking on any investors outside of the community?
- Yes, we are also rising simultaneously from investors who have served as close advisors and mentors. We are proud to share that we are ~70% of the way towards our goal on the investor side already.

I'm nervous about this. Is MovementX changing?
- Since we have taken such deliberate steps to prepare for this moment, we view this as accelerating what we already do well, getting the opportunity to be part of this impactful community to more patients and more providers. If anything, our intention is that it tightens and strengthens our culture- that it brings about even more of what makes us special.

I'm interested. What are the next steps?
- Head to our [WeFunder](#) page and reserve your spot today!

<u>Additional questions from the community</u>

- **Is the money due all at once?**
    - Yes, due to the way the fundraise is structured on WeFunder, all funds would be due at once
      .



- **What is the ROI / expected outcome?**
  - While there is no guarantee for any investment, we expect to do a "priced round" in approximately 3 years. At that time, your investment would convert to equity in the company and we'd try to have the option to exit (your shares would be purchased by another investor) or invest further. Our hope is that we can double our valuation - meaning that your investment would double as well - in the next 3-6 years.

- **Can we purchase more stock or sell what we own?**
  - Regarding purchasing, not at this time. After we close the opportunity, which we would anticipate being mid December, it would likely be another 2-3 years before we open this opportunity again.
  - Regarding selling, see the FAQ titled "Will I be able to sell my shares?" above.

- **What is the expected length of the initial investment?**
  - We are anticipating another round of investment in about 3 years, and we would recommend having a long term time horizon of 5-10 years as you consider your options.

- **How has revenue grown/what have the trends been since the company started?**
  - Over the past five years, we have averaged 111% growth year over year. Come to a financial transparency meeting and we will show you the exact numbers! And as we build out our profile on WeFunder, you will also have access to more data.

- **What are the company growth projections?**
  - We are projecting approximately 50% growth each of the next three years. While that is a bit of a slow down as compared to our first five years (we have been cookin' at 111% growth!), it gets more challenging to grow at such a high rate as the company grows in size. One of our fundamentals of finance states: *"as we get bigger, we get better."* This alludes to the fact that quantity and quality should have a linear relationship. We feel a 50% growth rate allows us to accomplish exactly that, and is both ambitious and achievable.



- **What is the growth strategy for the next five years?**
    - Our primary strategies are:
        - 1. Existing Market Growth: this is our lowest hanging fruit, and strategically speaking, it's easiest to add new providers where our referral flywheel is already spinning.
        - 2. New Market Growth: adding new providers in new locations. This takes a little bit more time and effort, as well as the right people, but the ROI can be big!
        - 3. Marketing Strategies: deploying more effective strategies to get patients and providers in the door.
    - This directly parallels how we plan to use the money in the FAQ above- for growth!

- **Where can I go to understand more about what investment in a company looks like?**
    - WeFunder has a fantastic Investor FAQ that we would recommend checking out. WeFunder also has an Investor School for those who want to dive deeper! These are great places to start your journey into what investment looks like as you dive into the world.

- **Does the company have any debt?**
    - Check out this brief document on our company financial narrative! This is also addressed further in the investment webinar.

- **What are the terms of the investment?**
    - This question is listed above!

- **I'd like to see the current balance sheet.**
    - Great! We would highly encourage you to come to the next Open Book Finance meeting, where we will share that and talk about it more! Or if you are not internal to the company at the moment, contact Josh and he will share with you directly.

- **Can we automatically set aside part of our monthly pay for investing?**
    - That is a great idea, but at this time with this particular structure, it is not part of our current plans. It is, however, something we can definitely consider in the future!



- **Would we be considered partners, owners, or just investors?**
    - Great question! I will answer this in two ways:
        - Legally speaking, you will be considered owners/shareholders when the investment converts to equity, which we estimate to be in about 3 years.
        - Functionally speaking, we have always wanted all MXers to act, feel, and think like owners, and for all of us to treat each other like partners.

- **What are the benefits and risks in making such an investment?**
    - The big benefit is that we think you can double your money in the coming 3 to 6 years. It also gets us aligned in all wanting the same thing, which is our impact to collectively grow!
    - The big risk is if we fail, you would lose that money. And candidly, that is always a risk with any investment, and should be deeply considered.

- **Are there any tax concerns?**
    - Not at this time, no! Taxes will only come into play later on, as the investment converts to funds you are receiving back.

- **Will there be transparency with how the money is utilized?**
    - Absolutely! Last month, we rolled out Open Book Finance meetings that anyone in the company can attend. These meetings are currently held monthly, and will continue into next year, where we will hold them at least on a quarterly basis.
    - Investors will also receive quarterly newsletters with updates on progress.

- **Are there any perks for people who are also investors?**
    - At this time, we are only offering this particular opportunity to invest to providers and individuals who have been extremely close and supportive of the organization. If there are additional perks you would like to see, please reach out to the team and we will see if we can make it happen! We are all for fun and creative ideas for everyone who chooses to invest!

- **A lot of handholding, financial sheets written to the level of a 6 year old :)**



- Absolutely! Part of this process is financial education for everyone involved. Again, we encourage you to come to the financial transparency meetings for more context and information!

- **What milestones are you looking for to make the investment turn to equity?**
  - Primarily, we would be looking to achieve our financial growth goals, which aim at growing by approximately 50% each year over the next three years. For perspective, our growth over the past 5 years has averaged 111%, but it's more challenging to grow at that rate as we get bigger. We feel the goal growth rate will be both ambitious and achievable.

- **Can I invest funds from my self-directed IRA?**
  - Yes! That is a possibility. Check out more from the WeFunder FAQ here.

- **When exactly does the payment for the investment need to be made?**
  - No payment needs to be made when you are 'watching for updates.'
  - Payments are made when you make a reservation. According to WeFunder, it depends on exactly how you are paying:
    - If paying by ACH, Wefunder will transfer the funds from your bank to your Wefunder Cash account (https://www.wefunder.com/cash).
    - If paying by Wire, Wefunder will put a request to transfer funds to your Wefunder Cash account (https://www.wefunder.com/cash). The investor must use the directions in their account (also sent via email) to initiate the transfer from their bank.
    - If paying by Credit Card, Wefunder will pre-authorize their credit card to ensure it is active and can be charged. The pre-authorization will drop off the credit card holder's account within 48 hours.
  - Keep in mind that the reservation doesn't actually change to an investment until the round is closed and Form C is filed. You can cancel your investment or the company can cancel the raise (and in both circumstances you will be refunded) at any time up until the round is closed and you commit the investment.